

16003441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 45650

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/15___ AND ENDING ___12/31/15___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sword Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___90 Nassau Street, 5th Floor___
                         (No. and Street)

Princeton	New Jersey	08542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kathleen Camisa   609-924-6710
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC
(Name – *if individual, state last, first, middle name*)

5 Vaughn Drive, Ste. 201	Princeton	New Jersey	08540
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Daniel Rowe_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Sword Securities LLC_____ , as of _____December 31, 20_15_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

Signature

President

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINSAY HILLER
Commission # 50005482
Notary Public, State of New Jersey
My Commission Expires
October 30, 2019



AUDIT TAX ADVISORY

Report of Independent Registered Public Accounting Firm

To the Management and Member of
Sword Securities LLC

We have audited the accompanying statement of financial condition of Sword Securities LLC (the "Company"), as of December 31, 2015. This financial statement is the responsibility of Sword Securities LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Sword Securities LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 15, 2016

WithumSmith+Brown, PC   5 Vaughn Drive, Princeton, New Jersey 08540-6313   T (609) 520 1188   F (609) 520 9882   withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

Sword Securities LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash	$	79,221
Certificate of deposit		6,128
Deposits		880
	$	86,229

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	285
Total liabilities		285
Member's equity		85,944
	$	86,229

1. Organization and Summary of Significant Accounting Policies

Nature of Business Operations
Sword Securities LLC was incorporated in September 1992 under the laws of the State of Delaware and was registered as a broker-dealer on May 21, 1993 pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. Sword Securities LLC is a wholly owned subsidiary of Sword Rowe & Company LLC.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is a single member limited liability company. Therefore, the income or loss is passed through to the member and no provision for federal and state income taxes has been included in the financial statements for the Company. Since the Company is a single member limited liability company, it is considered a disregarded entity for tax purposes. Therefore it is not required to file income tax returns in the U.S. Federal jurisdiction or states.

The Company has no tax examinations in progress and none are expected at this time. The Company had no unrecognized tax benefits as of December 31, 2015.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0. At December 31, 2015 the Company had net capital of $84,819 which was $79,819 in excess of Its required minimum net capital of $5,000. Also, at December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was .34 to 1.0.

3. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(i). The Company has not received, held, or owed any customer funds or carried customer accounts or traded securities for the year ended December 31, 2015.

4. Fair Value Accounting

Pursuant to the requirements of FASB ASC 820, *Fair Value Measurements,* the Company has provided fair value disclosure information for relevant assets and liabilities in these financial statements. ASC 820, which defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the Company transacts. ASC 820 clarifies that fair value should be based on assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices In active markets and the lowest priority to unobservable data. ASC

Sword Securities LLC
Notes to Statement of Financial Condition
December 31, 2015

820 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. While not expanding the use of fair value, ASC 820 may change the measurement of fair value. Any change in the measurement of fair value would be considered a change in estimate and included in the results of operations in the period of adoption.

The following table presents information about the Company's financial assets that are measured at fair value on a recurring basis as of December 31, 2015, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include data points that are observable such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The fair value of the Company's financial assets are summarized as follows as of December 31:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 79,221	$ --	$ --	$ 79,221
Certificate of deposit	6,128	--	--	6,128
	$ 85,349	$ --	$ --	$ 85,349

5. **Concentration of Credit Risk**

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances.

SWORD SECURITIES LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934

December 31, 2015

With Independent Registered Public Accounting Firm Report